Plusgrade to Acquire Points in an All Cash Transaction

All outstanding common shares of Points to be acquired for US$25.00 per share

TORONTO, May 9, 2022 - Points.com Inc. (TSX: PTS) (NASDAQ: PCOM) ("Points" or the "Company"), the global leader in powering loyalty commerce, is pleased to announce that it has entered into an arrangement agreement (the "Arrangement Agreement") pursuant to which a wholly-owned subsidiary (the "Purchaser") of Plusgrade Parent L.P. ("Plusgrade"), a leading ancillary revenue platform for the global travel industry, will acquire all of the issued and outstanding common shares of the Company for US$25.00 per common share in cash (equivalent to C$32.21 assuming a 1.2882 exchange rate as per the Bank of Canada May 6 noon rate) (the "Consideration") by way of a statutory plan of arrangement under the Canada Business Corporations Act (the "Transaction").

The Transaction values Points at approximately US$385 million on an equity value basis and the Consideration represents a 52% premium to the 20-day volume-weighted average price of the Company's common shares on the Toronto Stock Exchange ("TSX") for the period ending May 6, 2022.

"We are thrilled to be joining forces with Plusgrade in what will become a truly global leader and provider of value-adding and revenue-generating services for partners in the airline, hospitality, rail and financial services industries," said Rob MacLean, Chief Executive Officer of Points. "Additionally, we have benefitted from a supportive group of shareholders over the past number of years and are pleased to have created this compelling outcome."

David Adams, Chairman of Points' Board of Directors, added: "Points' board of directors and senior management team are in full support of this transaction, which we believe comes at an attractive valuation that maximizes the value we create for our Shareholders. The all-cash consideration of US$25.00 per share represents a significant premium to our current and historic trading price, and it reflects the continued operating performance strength and strategic synergies we expect to drive with Plusgrade."

"The combination of our two companies provides a unique opportunity to bring together two Canadian success stories that are each leading operators in different aspects of ancillary revenue and loyalty commerce, to create something much greater, for the benefit of our partners in the global travel industry, and ultimately for the benefit of the traveller." said Ken Harris, Founder and Chief Executive Officer of Plusgrade. "The strong cultural fit between our teams will act as a catalyst for future combined growth."

Transaction Highlights

● Attractive Premium for Shareholders: Consideration of US$25.00 per common share represents a 45% premium to Points' closing price on the TSX on May 6, 2022 and a 52% premium to the 20-day volume-weighted average per common share on the TSX for the period ending on May 6, 2022.

● Certainty of Value and Liquidity: The US$25.00 per common share cash consideration to holders of Points common shares ("Shareholders") provides certainty of value and immediate liquidity.

● Limited Conditions to Closing: Plusgrade's obligation to complete the Transaction is subject to a limited number of closing conditions that the board of directors (the "Board") believes are reasonable in the circumstances. Completion of the Transaction is not subject to any financing condition. Plusgrade is a credible purchaser with significant financial backing from reputable institutional investors, Investissements Novacap Inc. ("Novacap") and Caisse de dépôt et placement du Québec ("CDPQ").

● Value Supported by Two Fairness Opinions: Each of RBC Capital Markets and Blair Franklin Capital Partners Inc. provided an opinion to the Board stating that, subject to the assumptions, limitations and qualifications to be set out in the fairness opinion, as of May 6, 2022, the consideration to be received under the Transaction is fair, from a financial point to view, to the shareholders.

Transaction Summary

Under the terms of the Transaction, Shareholders will receive US$25.00 in cash per common share held. The Transaction will be subject to the approval of (i) at least 66 2/3% of the votes cast by Shareholders at a special meeting of the Shareholders (the "Meeting"); and (ii) a simple majority of the votes cast by Shareholders at the Meeting, excluding votes from certain Shareholders, as required under Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions. The Meeting is expected to be held in late June.

In connection with the Transaction, officers and directors of Points collectively holding approximately 6.7% of the issued and outstanding common shares have entered into support and voting agreements with the Purchaser, pursuant to which they have agreed, among other things, to vote their common shares in favour of the Transaction. The Purchaser will fund the Transaction with a combination of equity from Novacap and CDPQ and debt from recognized financial institutions. The Transaction is not subject to a financing condition.

In addition to Shareholder approval, the Transaction is subject to approval by the Ontario Superior Court of Justice (Commercial List) (the "Court") and certain other regulatory approvals as well as the satisfaction of certain other customary closing conditions. The Arrangement Agreement contains customary non-solicitation, "fiduciary out" and "right to match" provisions, as well as a C$18 million termination fee payable to the Purchaser if the Arrangement Agreement is terminated in certain circumstances. The Arrangement Agreement also provides for payment by the Purchaser of a reverse termination fee to Points of C$27 million and C$45 million if the Arrangement Agreement is terminated in certain specified circumstances, with the fee payable depending on the circumstances of the termination.

Further details of the Transaction and the Arrangement Agreement will be set out in the management information circular (the "Circular") that will be prepared and mailed to Shareholders in connection with the Meeting, and which will be filed by the Company under its issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Subject to the satisfaction or waiver of all conditions to closing, the Transaction is expected to close in early July 2022. In connection with and subject to closing the Transaction, Points will apply to have its common shares delisted from the TSX and NASDAQ Capital Market ("NASDAQ") and Points will cease to be a reporting issuer under Canadian and U.S. securities laws.

Board of Directors' Recommendation and Fairness Opinions

After receiving legal and financial advice and considering a number of factors, the Board of Points unanimously approved the Transaction and unanimously recommends that Shareholders vote in favour of the Transaction at the Meeting. The Board has received an oral fairness opinion from each of RBC Capital Markets and Blair Franklin Capital Partners Inc. which states that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out in such opinion, and such other matters as RBC Capital Markets and Blair Franklin Capital Partners Inc., respectively, considered relevant, the Consideration to be received pursuant to the Transaction is fair, from a financial point of view, to Shareholders. Both fairness opinions will be made available to Shareholders in the Circular.

Advisors

RBC Capital Markets acted as exclusive financial advisor to the Company. Blair Franklin Capital Partners Inc. acted as financial advisor to the Board. Davies Ward Phillips & Vineberg LLP acted as legal advisor to the Company. TD Securities Inc. acted as financial advisor to Plusgrade. Stikeman Elliott LLP acted as legal advisor to Plusgrade.

About Points

Points (TSX: PTS) (NASDAQ: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com

About Plusgrade

Plusgrade is a leading ancillary revenue platform for the global travel industry. Over 80 airline, cruise and passenger rail companies trust Plusgrade to create new, meaningful revenue streams through incredible customer experiences. Through its proprietary portfolio of solutions, Plusgrade has generated more than US$7 billion in new revenue opportunities for its partners while creating enhanced travel experiences for millions of their passengers. Plusgrade was founded in 2009 with headquarters in Montreal and offices in New York and Singapore.

For more information, visit Plusgrade.com

Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things: statements with respect to the rationale of the Board for entering into the Arrangement Agreement; the terms and conditions of the Arrangement Agreement; the premium to be received by Shareholders; the expected benefits of the Transaction as well as the strategic implications for the Transaction; the anticipated timing of various steps to be completed in connection with the Transaction, including receipt of shareholder, Court and regulatory approvals; the anticipated delisting of the Company's common shares on the TSX and NASDAQ; and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Points believes the forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward- looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: the possibility that the proposed Transaction will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder Court and regulatory approvals and other conditions of closing necessary to complete the Transaction or for other reasons; the Arrangement Agreement may be terminated in certain circumstances; risks relating to the Company's ability to retain and attract key personnel during the interim period; the possibility of litigation relating to the Transaction; credit, market, currency, operational, liquidity and other funding risks generally and relating specifically to the Transaction, including changes in economic conditions, interest rates or tax rates; significant transaction costs or unknown liabilities; the ability of the Board to consider and approve a superior proposal for the Company; business, operational and financial risks and uncertainties relating to the COVID-19 pandemic; risks related to the travel and loyalty industries; loss of loyalty program partners; and other risks inherent to the Company's business and/or factors beyond its control which could have a material adverse effect on the Company or the ability to consummate the Transaction. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available on the Company's issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

For more information:

Points Investor Relations Inquiries

Cody Slach and Jackie Keshner
Investor Relations

1-949-574-3860

IR@points.com

Plusgrade Media Inquiries

Adam Daifallah

Teneo

1-514-316-7089

Adam.Daifallah@teneo.com